Exhibit 99.38

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Isotechnika Pharma Inc. (the “Company”)

5120 - 75 Street

Edmonton, AB T6E 6W2

Phone: (780) 487-1600

Item 2	Date of Material Change

September 20, 2013

Item 3	News Release

A news release was issued and disseminated by the Company via Globe Newswire on September 23, 2013.

Item 4	Summary of Material Change

Isotechnika Pharma Inc. (the “Company”) has completed the merger and related transactions (the “Merger Transactions”) that its shareholders approved on August 15, 2013, as more fully described in its Management Information Circular dated July 19, 2013. In addition, the Company completed a $6 million financing.

Item 5	Full Description of Material Change

The Company has completed the Merger Transactions that its shareholders approved on August 15, 2013, as more fully described in its Management Information Circular dated July 19, 2013.

In connection with the Merger Transactions, the Company has completed a private placement (the “Offering”) of 133,333,332 units, comprised of one common share and one half of a full warrant, at a price of $0.045 per unit for gross proceeds of $5,999,999.94. Each whole warrant issuable in the Offering is exercisable to acquire a common share of the combined company for $0.05 for a period of three years from the date of issuance. All securities issued in connection with the Offering are subject to a four month hold period from the date of issuance in accordance with applicable securities law. The closing of the Offering is subject to regulatory approval.

Canaccord Genuity Corp. (the “Agent”) acted as agent for the Offering and received a cash commission of $230,000 and 5,103,332 warrants, with each such warrant entitling them to acquire one common share at $0.045 per share for a period of three years from closing. The Agent also received 1,000,000 units as a corporate finance fee.

Dr. Richard M. Glickman will be leading the Company as Chairman, effectively immediately. In addition, the Company announced the following new appointments: Mr. Michael R. Martin as Chief Business Officer, Dr. Neil Solomons MD as Chief Medical Officer and Mr. Lawrence Mandt as Vice President of Regulatory Affairs and Quality.

The Company also appointed Benjamin (Beni) Rovinski, PhD, Managing Director of Lumira Capital, as a member of its Board of Directors, effective immediately.

In addition to Dr. Rovinsky, and as elected by its shareholders on August 15, 2013, the Company’s board of directors consists of Dr. Richard Glickman, Dr. Robert Foster, Mr. Michael Martin, Dr. Peter Wijngaard, Mr. Donald Wyatt, Mr. Daniel Park and Dr. Chris Kim.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Dr. Robert Foster, President & Chief Executive Officer

780-909-5041

rfoster@isotechnika.com

Mr. Michael R. Martin, Chief Operating Officer

250-415-9713

mmartin@auriniapharma.com

Item 9	Date of Report

September 30, 2013